NEWS RELEASE

February 20, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

2007 YEAR REVIEW OF ALMADEN’S CANADIAN ACTIVITIES

2007 was a very busy year for Almaden Minerals Ltd. (“Almaden” or “the Company”) with active exploration on multiple projects in Canada. The Company conducted a drill program on its wholly owned Elk Gold project, British Columbia the results from which have already been released (see Almaden news release of January 18, 2008). Also in British Columbia the Company holds six properties in the Spences Bridge Gold belt, British Columbia (the Merit, Brookmere, Ponderosa, Skoonka Creek, Prospect Valley and Nicoamen River projects), an area prospective for epithermal gold-silver deposits identified by Almaden in 2001. Below is a description of the progress achieved on each project in 2007 as well as the present exploration plans.

Merit and Brookmere Projects: Drilling planned 2008

Williams Creek Explorations Ltd. (“Williams Creek”; TSX-V: WCX) holds an option to acquire a 60% interest in Almaden’s 100% owned Merit and Brookmere projects on terms whereby Williams Creek can earn an interest in either or both these properties through spending $C4 Million and issuing 1,000,000 shares of Williams Creek to Almaden by 2010. In 2007 Williams Creek conducted prospecting and stream sediment sampling on the Brookmere project and obtained permits for drilling for the Merit Project. Almaden expects Williams Creek to drill the Merit project in the summer of 2008.

Ponderosa Project: Drill program completed in 2007

In 2007 Almaden optioned the Ponderosa Project to Strongbow Exploration Inc. (“Strongbow”; TSXV: SBW) whereby Strongbow could earn a 60% interest in the 6,950 ha property. Almaden has received a letter from Strongbow terminating this option agreement. In the autumn of 2007 Strongbow conducted a trenching and diamond drill program designed to test a quartz vein zone identified at, and along strike from, the Axel Ridge showing where Almaden samples collected in hand trenches returned 11.7 meters of 2.22 g/t gold (see Almaden news release of December 12, 2006). The drill program consisted of six holes totaling 960.72 meters. All six holes failed to intersect quartz veins and gold values similar to those identified in trenching. Almaden has received a report on this drill program from Strongbow. Subsequent to a review of this report, Almaden’s interpretation is that the veins must exist at depth that the holes were not located in the best way to intersect the vein system. Almaden plans to review the past drilling further when spring weather melts the snow and enables field work to resume.

Skoonka Creek Project: Drill program completed in 2007

Exploration of the Skoonka Creek property is conducted under a joint venture arrangement with Almaden Minerals Ltd. (“Almaden”). Strongbow Exploration Inc. (“Strongbow”) owns 51% of the joint venture and is the project operator. Almaden did not contribute to its share of the 2007 budget and Strongbow’s ownership interest in the property will increase to approximately 66% once final expenditures for the 2007 program have been allocated. A 3,144 m drilling program was completed at the Skoonka Creek gold property in October 2007. Drilling tested the Deadwood (6 holes), Backburn (4 holes), Ember (2 holes) and JJ (1 hole) showings. Moderate to strong zones of silicification and clay alteration were identified in the drill holes testing the Deadwood showing, with mineralized intervals ranging from 0.82 m to16.26 m in width, with grades ranging from 0.42 g/t Au to 6.43 g/t Au. Better mineralization was typically located at shallow depths, reflecting the mineralized zones mapped at surface. Tracing and defining the mineralized intervals at Deadwood iscomplicated by a series of post mineralization feldspar porphyry dykes. Drilling at the Backburn, Ember and JJ showings returned anomalous gold values (generally < 500 ppb Au) over narrow intervals. The joint venture partners are currently reviewing all exploration data for the property prior to formalizing exploration plans for 2008.

Nicoamen River Project: Drilling planned in 2008

In 2008 Almaden signed an option agreement with Zenith Industries Corp. (“ZIN”; TSXV: ZIN.PCGH) whereby ZIN can acquire a 60% interest in Almaden’s Nicoamen River project, British Columbia. Under the terms of the agreement ZIN can acquire the 60% interest in the project by issuing 1 Million shares of ZIN and  spending $4.0 Million on the project over a five year period, after which time the two parties shall each fund their pro rata share of all costs required in connection with ongoing development and mining operations. In order to maintain the agreement, ZIN is obligated to spend $C200,000 on or before December 31, 2008.

Prospect Valley Project:

Property sold for stock and a 2% NSR to Consolidated Ventures in 2007.

Morgan Poliquin, P.Eng. the president COO and a director of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release.

Strongbow’s 2007 exploration programs were conducted under the supervision of David Gale, P.Geo.(BC), Vice-President of Exploration for Strongbow and a qualified person under NI 43-101. A quality assurance/quality control program is in place, with the insertion of standard, blank and field duplicate samples into the sample stream. All samples from the field and drilling programs were submitted to Acme Analytical Laboratories of Vancouver, BC for analysis. In the case of the drilling programs, all samples were split with one half the core submitted to Acme. All samples are analyzed by 36 element ICP-MS, with rock samples anomalous in gold (>100 ppb) automatically submitted for standard fire assay.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties that are under active exploration by other companies. It is a successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.